

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



March 2, 2005

Richard D. Katcher
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/2/2005

Re: Electronic Data Systems Corporation
Incoming letter dated February 3, 2005

Dear Mr. Katcher:

This is in response to your letter dated February 3, 2005 concerning the shareholder proposal submitted to EDS by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We also have received a letter on the proponent's behalf dated February 4, 2005. On January 24, 2005, we issued our response expressing our informal view that EDS could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that EDS may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if EDS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Martin P. Dunn
Deputy Director



cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000

February 3, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Electronic Data Systems Corporation

Chevedden Shareholder Proposal (as proxy for Chevedden family Trust) re Rights Plans

Ladies and Gentlemen:

We are acting as special counsel to Electronic Data Systems Corporation ("EDS") in connection with the matters set forth in this letter. This letter supplements the No Action Letter request submitted pursuant to Rule 14a-8(j) by EDS dated December 15, 2004 (the "Original No Action Letter") relating to EDS' proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders ("2005 Proxy Materials"). The Original No Action Letter related, among other things, to a proposal submitted as proxy for the Ray T. Chevedden and Veronica G. Chevedden Family Trust regarding Rights Plans dated October 17, 2004 (the "Rights Plan Proposal").

On January 24, 2005, the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") advised EDS that it was unable to concur in EDS's view that EDS may exclude the Rights Plan Proposal from its 2005 Proxy Materials under either Rule 14a-8(i)(2) or Rule 14a-8(i)(10). This supplement to the Original No Action Letter reflects action taken by the EDS Board of Directors on February 2, 2005 with respect to the Rights Plans.

We respectfully request that the Staff review the modifications made by the EDS Board of Directors on February 2, 2005 with respect to its policy relating to Rights Plans and reconsider the Staff's conclusion with respect to whether the Rights Plan Proposal may be excluded under Rule 14a-8(i)(10). EDS requests the concurrence of the Staff that it will not recommend enforcement action against EDS should it omit the Proposal from the 2005 Proxy Material.

EDS's 2005 Annual Meeting of Shareholders is scheduled for April 22, 2005. As a result, EDS intends to file preliminary proxy materials with the SEC not later than March 4, 2005, and to commence printing its proxy materials no later than March 14, 2005. We respectfully request an expedited response by the Staff in order to allow EDS to implement its proposed time table.

We have enclosed six copies of this letter. By copy of this letter, EDS supplements its notification to Mr. Chevedden of its intention to omit the Rights Plan Proposal (including the respective resolutions and supporting statements) from its 2005 Proxy Materials.

Background

Description of Rights Plan Proposals

The Rights Plan Proposal requests as follows:

> RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by the Board and to formalize this as a corporate governance policy or bylaw consistent with the governing documents of our company.

A copy of the Rights Plan Proposal and supporting statement, as well as the accompanying letter from Mr. Chevedden, were submitted to the Staff in connection with the original No Action Letter request.

December 2004 Policy

As set forth in the Original No Action Letter, the following was the policy of the EDS Board of Directors with respect to Rights Plans as adopted in December 2004 (the "Original Policy").

> The Board will only adopt a Rights Plan if either (1) EDS' stockholders have approved adoption of the Rights Plan or (2) the Board, including a majority of the independent members of the Board, in the exercise of its fiduciary responsibilities makes a determination that, under the circumstances existing at the time, it is in the best interests of EDS' stockholders to adopt a Rights Plan without seeking stockholder approval.

Revised Policy

On February 2, 2005, after the receipt of the response of the Staff to the Original No Action Letter, the EDS Board of Directors revised its policy regarding the adoption of any future shareholder Rights Plan by EDS (the "Revised Policy"). The Revised Policy provides that the EDS Board will obtain shareholder approval prior to adopting a shareholder Rights Plan, unless the EDS Board, in the exercise of its fiduciary duties, determines that, under the circumstances then existing, it would be in the best interest of EDS and its shareholders to adopt a Rights Plan without prior shareholder approval. If a Rights Plan is adopted by the EDS Board without prior shareholder approval, however, the Plan must provide that it shall expire within one year of adoption unless ratified by shareholders.

The EDS Board has amended EDS's Governance Principles, which will be made publicly available on EDS' website shortly, to include this revised Policy. The EDS Rights Plan Policy will also be included in EDS' proxy statement for the 2005 Annual Meeting.

Analysis

We draw the Staff's attention to the fact that both the Rights Plan Proposal received by EDS and EDS's Revised Policy, respectively, are identical (with only grammatical differences) to a Shareholder Proposal received by Raytheon Company ("Raytheon") and the related Rights Plan Policy adopted by Raytheon. By letter dated January 26, 2005, the Staff advised Raytheon that it would not recommend enforcement action if Raytheon were to exclude the proposal under Rule 14a-8(i)(10) on the grounds that the proposal was "substantially implemented." EDS similarly intends to omit the Proposal and its supporting text because it is excludable under Rule 14a-8(i)(10), since EDS has already substantially implemented the Proposal. For the information of the Staff, we note that EDS has terminated its Rights Plan and does not currently have a Rights Plan in effect.

The Revised Policy (like the Raytheon Policy) differs from the Original Policy in that the Revised Policy provides that if a Rights Plan is adopted by the EDS Board without prior shareholder approval, the Plan must provide that it will expire within one year of adoption unless ratified by shareholders. We believe this substantially implements the prong of the Rights Plan Proposal that requests that any future Rights Plan be redeemed or put to a shareholder vote within four months of its adoption.

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. In order to make the determination that a procedure or policy has been substantially implemented, the Commission has rejected a "formulistic" application and does *not* require that a company implement every aspect of the proposal in question. See *SEC Release No. 34-20091* (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See also, *Texaco, Inc.* (March 28, 1991) (company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal because the company's policy "compared favorably" with the proposal).

The Staff has consistently taken a "no-action" position as to the exclusion, based on Rule 14a-8(1)(10), of proposals relating to shareholder approval of Rights Plans that differ in substance from a shareholder approval policy already adopted by the company only with regard to the time period in which a shareholder Rights Plan must be submitted to the shareholders for a vote. That is the case here where the Revised Proposal only differs from the Rights Plan Proposal in that it allows for a one year period rather than a four month period for redemption or submission for a vote.

For example, in *Bristol Myers Squibb Co.* (Feb. 11, 2004), the Staff did not object to the exclusion of a shareholder proposal, submitted by John Chevedden, that sought to require that any Rights Plan adopted by the board be submitted to a shareholder vote "at the earliest possible shareholder election". That company had adopted a policy substantially similar to EDS's Revised Policy, which required that any Rights Plan adopted without shareholder approval "shall expire unless ratified by stockholders within one year of adoption".

See also *Occidental Petroleum Corp.* (Jan. 29, 2004) (policy stating that any Rights Plan which is adopted without shareholder approval "shall automatically terminate on the first anniversary of its adoption unless, prior to such termination, such Plan shall have been approved by the company's stockholders" substantially implements a proposal that would have required such matters to be submitted to a shareholder vote "at the earliest possible election"); *Praxair, Inc.* (Dec, 24, 2003) (policy stating that any adoption or material amendment of a Rights Plan shall be submitted to a shareholder vote "at the first annual meeting of shareholder occurring at least six months after such action" substantially implements a proposal that would have required such matters to be submitted to a shareholder vote "at the earliest subsequent shareholder election").

In each of the foregoing precedents, relief was granted even though the time limitations for submitting the Rights Plan to a shareholder vote in each instance differed from that sought by the proponent.

Under the Revised Policy, the EDS Board would, as a general rule, obtain shareholder approval prior to adopting a Rights Plan. If, however, the EDS Board, in the exercise of its fiduciary duties, determines in a particular situation that it is in the best interest of EDS and its shareholders to adopt a Rights Plan before shareholder approval, it could do so. In that case, however, the Plan must be ratified within one year by the shareholders or expire within one year of its adoption by the EDS Board.

Thus, the EDS Board does not have unfettered discretion under its Revised Policy to adopt a Rights Plan before shareholder approval. If the EDS Board does adopt a Rights Plan without obtaining prior shareholder approval, EDS's shareholders are assured that the plan will not have a term greater than one year unless the shareholders have voted in favor of its continued existence.

The Revised Policy substantially implements the Rights Plan Proposal as demonstrated by the precedents cited above. To require that shareholder ratification occur within four months could require the calling of a special shareholder meeting, with attendant expense, and might not even be feasible in all cases due to requirements under the Commission's proxy rules.

Lastly, as set forth above, the Rights Plan Proposal received by EDS is identical (with only grammatical differences) to the Rights Plan Proposal received by Raytheon. After giving effect to the changes set forth in EDS's Revised Policy, each company's related Rights Plan Policy is identical. By letter dated January 26, 2005, the Staff has very recently advised Raytheon that it would not recommend enforcement action if it were to exclude the proposal under Rule 14a-8(i)(10) on the grounds that the proposal was "substantially implemented."

Request

Based on the foregoing analysis and EDS's adoption of the Revised Policy, EDS requests that the Staff reconsider its position in the response to the Original No Action Letter and concur that it will not recommend enforcement action if EDS omits the Rights Plan Proposal from its 2005 Proxy Materials.

Pursuant to guidance set forth on the Commission's web site at www.sec.gov/contact/mailboxes.htm, we are submitting this letter electronically via e-mail with a confirmatory hard copy to be filed concurrently with the Staff. In addition, pursuant to Rule 14a-8(j)(1), EDS is notifying the Proponent of this supplemental material with respect to EDS's intention to omit the Rights Plan Proposal from the 2005 Proxy Materials and is providing a copy of this submission to the Proponent.

If the Staff disagrees with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you before the determination of the Staff's final position. Please call me at 212-403-1222 or Stephanie J. Seligman at 212-403-1225 if we can be of any further assistance in this matter.

Very truly yours,



Richard D. Katcher

cc: John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
Shareholder Position on
Last-Minute Supplemental No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The company February 3, 2005 letter failed to reconcile its position with the AT&T Corporation (January 24, 2005) Staff Response Letter which involved the same issue of an inadequate company pill policy to address the Rule 14a-8 proposal. The Staff did not concur with AT&T.

The company also fails to note that in Raytheon Company (January 26, 2005) no shareholder position statement addressing the issue that decided the case was considered prior to the Staff Response Letter. However in AT&T Corporation (January 24, 2005) such a shareholder position letter was considered.

For the above reasons, and the reasons in the January 7, 2005 shareholder position letter, it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: David Hollander
Ray T. Chevedden